September 22, 2016

By EDGAR, “CORRESP” Designation

Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TOTAL S.A.

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed March 16, 2016

File No. 1-10888

Dear Mr. Skinner:

Thank you for your letter dated September 20, 2016 setting forth the comments of the Staff of the Commission relating to TOTAL S.A.’s annual report on Form 20-F for the year ended December 31, 2015 filed on March 16, 2016.

We are currently working on a response to your letter. Further to your discussion with Krystian Czerniecki of Sullivan & Cromwell, we anticipate that we will be in a position to submit our response by October 21, 2016.

If you have any questions relating to this matter, please feel free to call the undersigned at +33-1-47-44-48-02 or Krystian Czerniecki of Sullivan & Cromwell LLP at +49-69-4272-5525.

Very truly yours,

/s/ ALEXANDRE MARCHAL
Alexandre Marchal
Group Legal Department
Director, Legal Affairs

Mr. Brad Skinner Securities and Exchange Commission	-2-
cc:	John Hodgin

(Securities and Exchange Commission)

Patrick de La Chevardière

Andrew Zdrahal

(TOTAL S.A.)

Krystian Czerniecki

(Sullivan & Cromwell LLP)